UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2003

Sharon C. Pavlos
Secretary
Mid Atlantic Medical Services, Inc.
4 Taft Court
Rockville, MD 20850-5327

RE: Mid Atlantic Medical Services, Inc.
Incoming letter dated January 30, 2003

Dear Ms. Pavlos:

This is in response to your letter dated January 30, 2003 concerning the shareholder proposal submitted to MAMSI by Bruno H. Eisner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bruno H. Eisner
8001 Via Fiore
Sarasota, FL 34238

MAMSI

M.D. IPA OPTIMUM CHOICE INC. MAMSI LIFE AND HEALTH INSURANCE COMPANY ALLIANCE PPO

RECEIVED
2003 JAN 31 PM 4:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

SEC MAIL PROCESSING
RECEIVED
JAN 31 2003
WASH. D.C. 207 SECTION

January 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: File Desk

Re: Mid Atlantic Medical Services, Inc.
Exclusion of Shareholder Proposal

Ladies and Gentlemen:

This statement and the material enclosed herewith are submitted on behalf of Mid Atlantic Medical Services, Inc. ("MAMSI") and pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934.

On January 27, 2003, MAMSI received a shareholder proposal dated January 21, 2003 from Bruno H. Eisner for inclusion in its 2003 proxy materials. The deadline for submitting shareholder proposals to be included in MAMSI's proxy materials and to be presented at the 2003 annual meeting of shareholders was November 29, 2002. This deadline was set forth in MAMSI's 2002 proxy statement and was calculated in accordance with Section 2.9 of its bylaws and Rule 14a-8(e). This deadline remains effective under Rule 14a-8(e) because the 2003 meeting date has not been changed to a date more than thirty days from the date of the 2002 meeting.

Accordingly, Mr. Eisner's proposal is late and we intend to exclude it from our 2003 proxy materials without prejudice to assert substantive bases for its exclusion under Rule 14a-8(i) at a later date.

Pursuant to Rule 14a-8(j), enclosed are six copies each of this letter and Mr. Eisner's proposal. A copy of this letter is being mailed concurrently to Mr. Eisner. Also enclosed are an extra copy of this letter and Mr. Eisner's proposal. Please acknowledge receipt of these extra materials by date-stamping and returning them in the enclosed, self-addressed envelope.

4 Taft Court • Rockville, Maryland 20850-5327 • www.mamsi.com

Sincerely,

Sharon C. Pavlos
Secretary

Enc.

Mr. Bruno H. Eisner

rec'd 1/27/03

8001 Via Fiore
Sarasota FL, 34238
January 21, 2003

The Board of Directors
MAMSI, Inc
4 Taft Court Rockville, MD 20850
To all Board Members,

My July 28th letter to the Board had two questions (1) "Will MAMSI initiate a dividend policy? If there are no plans for such a policy I would appreciate being apprised of the procedure and the submission date for the subject to appear on next year's stockholders proxy as I plan to file if this recommendation is not approved".(2) What would have been the dilution if options had been expensed in 2001?" I would also be interested in learning what the dilution for 2002 is as I have worked up two different earnings numbers depending on the two expense formulas companies are considering using'.

Sharon Pavlos' letter of July 27th 2002 addressed the questions as followed "With regard to your proposals, the Board reviewed your letter at its meeting in August and entered into preliminary discussions with management. The Board will continue discussions with management regarding your proposals as it deems advisable and will provide you with an update when one is available".
After receiving no follow-up communique I called Sharon during the latter part of the week of January 5th and asked if the Board had made a decision - her reply -my suggestions were still being reviewed by the Board . I then inquired as to the cut-off date for filing to have my dividend request be included in this years proxy. I was informed that the cut-off date was Dec 3rd. I inquired as to why I hadn't been so informed? Sharon stated that if I took exception to her reply I should have inquired further. Also that the Dec 3rd date is listed in the annual report. My only reply was that if I knew the date why would I have posed the question.
Now that I am past the proxy submission date and my letter specifically requested same I'm asking the Board special consideration be given to have the following dividend question be added to this years proxy.

Proposal

"Have MAMSI Board approve a dividend program with a payout equal to at least 40% of the previous years earnings. Earnings are usually for(1) Dividends - MAMSI has not adopted this policy (2)Reduce debt - MAMSI has none (3) Capital programs - MAMSI is an HMO not a manufacturing Co. thus very limited capital needs (4) Acquisitions - MAMSI believes local HMOs are more efficient and effective than national HMO organizations. (5)Buy back Company stock - The last two years MAMSI has used almost the entire earnings posted for the years 2001 and 2002 and yet the number of outstanding shares have increased not decreased thus eroding earnings per share and stockholder value The entire earnings 2001and 2002 earnings have gone to the option holders not the long term share holders. Dividends will also force CEOs to become more shareholder conscious."

It was obvious to me a couple of years ago that stockholders had to become more involved and more focused but I also still believe in that old Madison Ave. slogan "It's what's up front that counts". In other words only CEOs can make reform work. When George Jochum was chairman of the board at that time the board approved the re-pricing of shares that were under water . I'm pleased if what I heard is correct that Dr Groban will not be following this misguided management re-pricing scheme because my review indicates 7 of the current 13 board members were on the 1998 Jochum board.

I would appreciate hearing from the board regarding my requests.

Sincerely,

Bruno H. Eisner

rec'd 1/27/03

8001 Via Fiore
Sarasota FL, 34238
January 21, 2003

The Board of Directors
MAMSI, Inc
4 Taft Court Rockville, MD 20850
To all Board Members,

My July 28th letter to the Board had two questions (1) "Will MAMSI initiate a dividend policy? If there are no plans for such a policy I would appreciate being apprised of the procedure and the submission date for the subject to appear on next year's stockholders proxy as I plan to file if this recommendation is not approved".(2) What would have been the dilution if options had been expensed in 2001?" I would also be interested in learning what the dilution for 2002 is as I have worked up two different earnings numbers depending on the two expense formulas companies are considering using'.

Sharon Pavlos' letter of July 27th 2002 addressed the questions as followed "With regard to your proposals, the Board reviewed your letter at its meeting in August and entered into preliminary discussions with management. The Board will continue discussions with management regarding your proposals as it deems advisable and will provide you with an update when one is available".
After receiving no follow-up communique I called Sharon during the latter part of the week of January 5th and asked if the Board had made a decision - her reply -my suggestions were still being reviewed by the Board . I then inquired as to the cut-off date for filing to have my dividend request be included in this years proxy. I was informed that the cut-off date was Dec 3rd. I inquired as to why I hadn't been so informed? Sharon stated that if I took exception to her reply I should have inquired further. Also that the Dec 3rd date is listed in the annual report. My only reply was that if I knew the date why would I have posed the question.
Now that I am past the proxy submission date and my letter specifically requested same I'm asking the Board special consideration be given to have the following dividend question be added to this years proxy.

Proposal

"Have MAMSI Board approve a dividend program with a payout equal to at least 40% of the previous years earnings. Earnings are usually for(1) Dividends - MAMSI has not adopted this policy (2)Reduce debt - MAMSI has none (3) Capital programs - MAMSI is an HMO not a manufacturing Co. thus very limited capital needs (4) Acquisitions - MAMSI believes local HMOs are more efficient and effective than national HMO organizations. (5)Buy back Company stock - The last two years MAMSI has used almost the entire earnings posted for the years 2001 and 2002 and yet the number of outstanding shares have increased not decreased thus eroding earnings per share and stockholder value The entire earnings 2001and 2002 earnings have gone to the option holders not the long term share holders. Dividends will also force CEOs to become more shareholder conscious."

It was obvious to me a couple of years ago that stockholders had to become more involved and more focused but I also still believe in that old Madison Ave. slogan "It's what's up front that counts". In other words only CEOs can make reform work. When George Jochum was chairman of the board at that time the board approved the re-pricing of shares that were under water . I'm pleased if what I heard is correct that Dr Groban will not be following this misguided management re-pricing scheme because my review indicates 7 of the current 13 board members were on the 1998 Jochum board.

I would appreciate hearing from the board regarding my requests.

Sincerely,

Bruno H. Eisner

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mid Atlantic Medical Services, Inc.
Incoming letter dated January 30, 2003

The proposal relates to a dividend program.

There appears to be some basis for your view that MAMSI may exclude the proposal under rule 14a-8(e)(2) because MAMSI received it after the deadline for submitting proposals. We note in particular your representation that MAMSI did not receive a proposal before this deadline. Accordingly, we will not recommend enforcement action to the Commission if MAMSI omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Jennifer Bowes
Attorney-Advisor